UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

SunPower Corporation

(Name of Subject Company-Issuer)

Total Gas & Power USA, SAS

an indirect wholly-owned subsidiary of

TOTAL S.A.

(Names of Filing Persons – Offeror)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Jonathan E. Marsh Group U.S. Counsel TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546	Jérôme Schmitt Group Treasurer TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546

Copies to:
David J. Segre Richard Cameron Blake Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler Denny Kwon Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,380,222,300	$160,244

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying 34,144,400 shares of Class A Common Stock and 25,220,000 shares of Class B Common stock, which is 59,364,400 total shares of common stock, by the offer price of $23.25 per share of common stock of SunPower.
**	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $160,244	Filing Party: Total Gas & Power USA, SAS and TOTAL S.A.
Form or Registration No.: Schedule TO	Date Filed: May 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 3, 2011 (as amended, supplement or modified from time to time, the “Schedule TO”) by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 34,144,400 shares of Class A Common Stock, par value $0.001 per share, of SunPower Corporation, a Delaware corporation (“SunPower”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Rights Agreement”), dated as of August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as amended (the “Class A Shares”), and up to 25,220,000 shares of Class B Common Stock, par value $0.001 per share, of SunPower, together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Class B Shares” and together with the Class A Shares, the “Shares”), for $23.25 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended, supplement and modified hereby) is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment.

Amendment to Offer to Purchase

Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 16—“Certain Legal Matters; Regulatory Approvals,” are amended, supplemented and modified and Section 16 of the Offer to Purchase is hereby amended, supplemented and modified as follows:

1. The second and third paragraphs of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase, entitled “Certain Legal Matters; Regulatory Approvals,” are amended and restated in their entirety as follows:

“Pursuant to the Tender Offer Agreement and the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 2, 2011. On May 9, 2011, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. The early termination of the waiting period under the HSR Act satisfies the condition of the Offer that the waiting period under the HSR Act applicable to the Offer has expired or been terminated. See The Offer to Purchase—Section 15—“Conditions of the Offer.””

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.* †

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).* †

(a)(1)(C)	Notice of Guaranteed Delivery.* †

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)	Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
†	Included in mailing to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2011	TOTAL S.A.

	By:	/s/ Jérôme Schmitt
	Name:	Jérôme Schmitt
	Title:	Treasurer

TOTAL GAS & POWER USA, SAS

	By:	/s/ Arnaud Chaperon
	Name:	Arnaud Chaperon
	Title:	Chairman

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.* †

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).* †

(a)(1)(C)	Notice of Guaranteed Delivery.* †

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)	Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
†	Included in mailing to stockholders.